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                           February 5, 2024

       Benjamin Cowart
       Chief Executive Officer
       Vertex Energy Inc.
       1331 Gemini Street
       Suite 250
       Houston, TX 77058

                                                        Re: Vertex Energy Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276700

       Dear Benjamin Cowart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David Loev